SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 3, 2003

Banco Bilbao Vizcaya Argentaria, S.A.
(Exact name of registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of Incorporation)

Plaza de San Nicolás 4
48005 Bilbao Spain
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:)  Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)  Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)    N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1.	Communication of Significant Event, dated December 31, 2002, regarding the programme of variable earnings applied to executive directors and members of the bank’s top management.

SIGNIFICANT EVENT

Banco Bilbao Vizcaya Argentaria, S.A. in relation to the system of remuneration index-linked to the values of BBVA stock, which was notified by means of significant events on 25th July 2000 and 11th December 2001, consisting of a programme of variable earnings applied to executive directors and members of the bank’s top management, complemented with the award of loans or credits whose sums were allocated to the market acquisition of BBVA stock, with security against a loss in value of stock of more than 5% of the purchase price, notifies the following:

1.
That on 31st December 2002 the period has expired as established in the programme of earnings index-linked to the value of the stock and that, in view of the fact that at the moment of expiry of the same on the aforementioned date the quoted value of BBVA stock was below the value set at the beginning of the programme (that is, 15 euros plus 10%) there is no right befalling the beneficiaries of the programme to receive any payment whatsoever as a consequence of the same.

2.
That regarding the loans or credits granted to executive directors or members of the bank’s top management for the acquisition of BBVA stock with cover, these have been settled in accordance with the terms and conditions notified previously.

In Madrid, on 31st December 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date:	January 3, 2003	By:	/s/ Miren Josune Basabe Puntox
Name: Miren Josune Basabe Puntox
Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.